Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

May 26, 2011

VIA EDGAR
Mr. Kieran G. Brown
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	DWS Alternative Asset Allocation Plus Fund, a series of DWS Market Trust (Reg. Nos. 002-21789 and 811-01236) (the “Fund”) Post-Effective Amendment No. 81

Dear Mr. Brown,

This letter is being submitted to respond to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone conference call on May 17, 2011 relating to the above-captioned Post-Effective Amendment filed with the SEC on March 29, 2011.

The Staff’s comments are restated below, followed by the Fund’s responses.

Prospectus Comments:

1.
Comment:  Consider whether the disclosure within the sub-heading “Derivatives” under the section of the Fund’s Prospectus entitled “Principal Investment Strategy” is responsive to the concerns raised in the July 30, 2010 letter to the Investment Company Institute from the Associate Director in the Office of Legal and Disclosure.  Also, consider whether it would be appropriate to add specific information about the types of derivatives used by the Fund and the underlying funds in which the Fund invests.

Response:  The Fund believes the disclosure regarding the use of derivatives by the Fund, and the underlying funds in which the Fund may invest, is appropriate in light of the Fund’s circumstances.

2.
Comment:  Please consider adding a statement that the Fund is classified as diversified under the Investment Company Act of 1940, as amended, to the risk entitled “Non-diversification risk – underlying funds.”

Response: The requested change has been made.

3.	Comment: Consider if it would be appropriate to add a risk relating to the investment in a wholly-owned subsidiary by certain underlying funds in which the Fund invests.

Response: The Fund believes the current risk disclosure set forth in its prospectus is appropriate in light of the Fund’s circumstances.

Statement of Additional Information:

4.	Comment: Please add disclosure clarifying whether for purposes of the Fund’s concentration policy, the Fund looks-through to the assets of affiliated underlying funds?

Response:  As the Fund’s fundamental policy states, the Fund may not “concentrate its investments in a particular industry, as that term is used in the 1940 Act, and as interpreted or modified by regulatory authority having jurisdiction, from time to time, except that the fund may concentrate in any underlying DWS fund.”  The Fund’s statement of additional information further discloses that “[f]or purposes of the fund’s fundamental concentration policy set forth above, while the fund does not concentrate, certain underlying DWS funds may concentrate in a particular industry ” and notes that further disclosure relating to the Fund’s concentration policy is set forth in the Fund’s prospectus.  The Fund’s prospectus includes disclosure relating to the risk that the “aggregation of holdings of underlying funds may result in the fund indirectly having concentrated assets in a particular industry or group of industries, or in a single issuer.”  The Fund’s prospectus includes further disclosure that the Fund “does not control the investments of the underlying funds, and any indirect concentration occurs as a result of the underlying funds following their own investment objectives and strategy.”  The Fund believes the disclosure in the Fund’s prospectus and SAI with respect to the Fund’s concentration policy is appropriate.

5.	Comment: In the “Appendix II-A — Board Members And Officers” section, please include “during the past 5 years” in the heading of the last column.

Response:  The requested change has been made.

If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call me at (617) 295-3986.

Very truly yours,

/s/Scott D. Hogan

Scott D. Hogan
Vice President

cc.           John Marten, Vedder Price P.C.